October 19, 2009

Mail Stop 4720

Robert Forrester
Interim President and Chief Executive Officer
CombinatoRx, Incorporated
245 First Street, Third Floor
Cambridge, Massachusetts 02142

Re: **CombinatoRx, Incorporated**
        Registration Statement on Form S-4/Amendment No. 2
        Filed October 9, 2009
        File No. 333-161146

Dear Mr. Forrester:

        We have reviewed your amended filing together with the response letter sent by your counsel dated October 9, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/Amendment No. 2 Filed October 9, 2009

Litigation Related to the Merger and Related Settlement Agreement, page 22

1. In your discussion of the lawsuit, please be more specific about the allegations made by the plaintiffs, including an explanation of the "unfair process" alleged in connection with

the proposed merger and the nature of the material information which plaintiffs believed had been omitted.

2. Please describe the material terms of the memorandum of understanding negotiated between the defendants and the plaintiffs and provide us with a copy of the MOU.

3. Please revise your registration statement to describe with specificity the changes to the disclosure you have made as a result of your settlement of the class action. Please note that while you should describe these changes with specificity, you are not expected to restate each revision in its entirety. You should state the nature of the revision and where in the registration statement the revision was entered.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert Forrester
CombinatoRx, Incorporated
October 19, 2009
Page 3 of 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stuart M. Cable, Esq.
        Joseph L. Johnson III, Esq.
        Art McGivern, Esq.
        Goodwin Procter LLP
        53 State Street
        Boston, Massachusetts 02109